Exhibit 12

Morgan Stanley

Ratio of Earnings to Fixed Charges

and Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(dollars in millions)

	Three Months Ended		Nine Months Ended		Fiscal Year
	August 31, 2006	August 31, 2005(1)	August 31, 2006	August 31, 2005(1)	2005	2004	2003	2002	2001
Ratio of Earnings to Fixed Charges

Earnings:
Income before income taxes (2)	$2,646	$1,742	$7,859	$5,231	$7,361	$6,818	$6,160	$4,859	$5,809
Add: Fixed charges, net	11,882	6,028	31,461	16,344	24,637	14,871	12,856	12,688	20,654

Income before income taxes and fixed charges, net	$14,528	$7,770	$39,320	$21,575	$31,998	$21,689	$19,016	$17,547	$26,463

Fixed Charges:
Total interest expense	$11,835	$5,986	$31,328	$16,172	$24,425	$14,707	$12,693	$12,515	$20,517
Interest factor in rents	47	42	133	172	212	164	163	173	162
Dividends on preferred securities subject to mandatory redemption	—	—	—	—	—	45	154	87	50

Total fixed charges	$11,882	$6,028	$31,461	$16,344	$24,637	$14,916	$13,010	$12,775	$20,729

Ratio of earnings to fixed charges	1.2	1.3	1.2	1.3	1.3	1.5	1.5	1.4	1.3

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

Earnings:
Income before income taxes (2)	$2,646	$1,742	$7,859	$5,231	$7,361	$6,818	$6,160	$4,859	$5,809
Add: Fixed charges, net	11,882	6,028	31,461	16,344	24,637	14,871	12,856	12,688	20,654

Income before income taxes and fixed charges, net	$14,528	$7,770	$39,320	$21,575	$31,998	$21,689	$19,016	$17,547	$26,463

Fixed Charges:
Total interest expense	$11,835	$5,986	$31,328	$16,172	$24,425	$14,707	$12,693	$12,515	$20,517
Interest factor in rents	47	42	133	172	212	164	163	173	162
Dividends on preferred securities subject to mandatory redemption	—	—	—	—	—	45	154	87	50
Preferred stock dividends	—	—	—	—	—	—	—	—	50

Total fixed charges and preferred stock dividends	$11,882	$6,028	$31,461	$16,344	$24,637	$14,916	$13,010	$12,775	$20,779

Ratio of earnings to fixed charges and preferred stock dividends	1.2	1.3	1.2	1.3	1.3	1.5	1.5	1.4	1.3

(1)	Certain prior-period information has been reclassified to conform to the current year’s presentation.

(2)	Income before income taxes does not include losses from unconsolidated investees, dividends on preferred securities subject to mandatory redemption, (loss)/gain on discontinued operations, cumulative effect of accounting change (net) and income (loss) from investments accounted for under the equity method of accounting.

“Fixed charges” consist of interest cost, including interest on deposit, dividends on preferred securities subject to mandatory redemption, and that portion of rent expense estimated to be representative of the interest factor.

The preferred stock dividend amounts represent pre-tax earnings required to cover dividends on preferred stock.